                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*
                                      -----


                           HOVNANIAN ENTERPRISES, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    442487203
        -----------------------------------------------------------------
                                 (CUSIP Number)

                            GEATON A. DECESARIS, JR.
                             CHAIRMAN OF THE BOARD,
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             WASHINGTON HOMES, INC.
                              1802 BRIGHTSEAT ROAD
                          LANDOVER, MARYLAND 20785-4235
        -----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              JOHN W. GRIFFIN, ESQ.
                          DUANE, MORRIS & HECKSCHER LLP
                         1667 K STREET, N. W., SUITE 700
                             WASHINGTON, D. C. 20006
                                 (202) 776-7854

                                 AUGUST 28, 2000
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 4 Pages

                                 SCHEDULE 13D/A

----------------------------------------           -----------------------------
CUSIP No. 442487203                                Page   2   of   4   Pages
         -------------------------------               -----    -----
----------------------------------------           -----------------------------
--------------------------------------------------------------------------------

 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Washington Homes, Inc.

--------------------------------------------------------------------------------

 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)

           (a)
               -----
           (b)   X
               -----
--------------------------------------------------------------------------------

 3         SEC USE ONLY

--------------------------------------------------------------------------------

 4         SOURCE OF FUNDS (See Instructions)
                            00

--------------------------------------------------------------------------------

 5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               / /

           ------

--------------------------------------------------------------------------------

 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                             Maryland

--------------------------------------------------------------------------------

                          7         SOLE VOTING POWER

                                      0
    NUMBER OF          ---------------------------------------------------------
     SHARES
   BENEFICIALLY           8        SHARED VOTING POWER
     OWNED BY
       EACH                           0(1) (See Item 5 herein)
    REPORTING          ---------------------------------------------------------
      PERSON
       WITH               9        SOLE DISPOSITIVE POWER

                                      0
                       ---------------------------------------------------------

                         10        SHARED DISPOSITIVE POWER

                                      0(1) (See Item 5 herein)
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      0

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0%(1)
--------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON (See Instructions)

                                      CO
--------------------------------------------------------------------------------

         This Amendment No. 2 amends the Schedule 13D filed by Washington Homes, Inc. on September 11, 2000, as amended by Amendment No. 1 thereto, filed October 25, 2000 (collectively, the "Schedule 13D"), with respect to the Class A Common Stock, par value $0.01 per share, of Hovnanian Enterprises, Inc. Capitalized terms used herein but not defined herein shall have the respective meanings set forth in the Schedule 13D.


(1)
        The footnote 1 of the Schedule 13D is hereby amended by adding the following paragraph at the end of such footnote:

                  One January 23, 2001, the Voting Agreement was terminated in accordance with its terms because of the consummation of the Merger of Washington Homes, Inc. with and into WHI Holding Co., Inc., a wholly owned subsidiary of Hovnanian. Therefore, Washington Homes no longer may be deemed to share with the Stockholders the power to vote, and to have the power to restrict the Stockholders' disposition of, the shares of Hovnanian Common Stock subject to the Voting Agreement.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  -------------------------------------------------

                  Item 3 of the Schedule 13D is hereby amended by incorporating by reference at the end of such Item 3 the paragraph set forth in footnote 1 hereof, which amends footnote 1 of the Schedule 13D.

ITEM 4.           PURPOSE OF THE TRANSACTION
                  --------------------------

                  Item 4 of the Schedule 13D is hereby amended by incorporating by reference at the end of such Item 4 the paragraph set forth in footnote 1 hereof, which amends footnote 1 of the Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF HOVNANIAN.
                  -----------------------------------

                  Item 5 of the Schedule 13D is hereby amended by incorporating by reference at the end of such Item 5 the paragraph set forth in footnote 1 hereof, which amends footnote 1 of the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF HOVNANIAN.
                  -------------------------------------------------------------

                  Item 3 of the Schedule 13D is hereby amended by incorporating by reference at the end of such Item 3 the paragraph set forth in footnote 1 hereof, which amends footnote 1 of the Schedule 13D.




                                Page 3 of 4 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             WASHINGTON HOMES, INC.



                                             By    /s/ GEATON A. DECESARIS, JR.
                                                   -----------------------------
                                                       Geaton A. DeCesaris, Jr.
                                                       Chairman of the Board,
                                                       President and Chief
                                                       Executive Officer



Dated:   January 26, 2001


                                Page 4 of 4 Pages